UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections
13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 001-33787
POSTROCK MIDCONTINENT PRODUCTION, LLC
(successor to Quest Energy Partners, L.P.)
(Exact name of registrant as specified in its charter)
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Units, representing limited partner interests
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date:
     Common Units, representing limited partner interests: one*

          *On March 5, 2010, Quest Energy Acquisition, LLC, a Delaware limited liability company that was a wholly-owned direct subsidiary of PostRock Energy Corporation (“PostRock”), merged with and into Quest Energy Partners, L.P. (“QELP”) with QELP as the surviving entity, which then converted into a Delaware limited liability company and was renamed as PostRock MidContinent Production, LLC. As a result of the merger and the conversion, QELP became an indirect wholly-owned subsidiary of PostRock.

     Pursuant to the requirements of the Securities Exchange Act of 1934, PostRock MidContinent Production, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POSTROCK MIDCONTINENT PRODUCTION, LLC

	By:	PostRock Energy Services Corporation, its sole member

	By:	/s/ David C. Lawler

Date: March 11, 2010		David C. Lawler
President and Chief Executive Officer